Exhibit 99.1

IMV Strengthens Leadership Team with Appointment of Andrew Hall as Chief Business Officer

Former Celgene Executive and Immunotherapy Industry Leader to Drive Development Opportunities and Path-to-Market Initiatives for IMV's Immunotherapy Pipeline

DARTMOUTH, Nova Scotia, November 10, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announced the appointment of Andrew Hall to the newly created role of Chief Business Officer. Mr. Hall will oversee all business development and commercial initiatives for IMV’s pipeline.

“Andrew brings a remarkable scope of accomplishments and experience with biotechnology and pharmaceutical companies that should drive successful business and scientific collaborations for IMV,” said Frederic Ors, IMV’s Chief Executive Officer. “He joins the company at an exciting time as we prepare to initiate a Phase 1 trial for our SARS-CoV-2 vaccine candidate, DPX-COVID-19, and are completing several Phase 2 studies of our lead oncology candidate, DPX-Survivac, the first of our novel class of T cell therapies. We also look forward to leveraging Andrew’s expertise in commercial strategy and launching therapies that impact patients’ lives.”

An accomplished business growth executive, Mr. Hall joins IMV with more than 20 years of executive experience in biopharmaceuticals and life sciences. He has spent his career focused on corporate and portfolio strategy, as well as business development and commercial operations with industry leaders such as Celgene, Merck, Schering-Plough and Bristol-Meyers Squibb spearheading new product development, analytics and commercial strategy for immunology & inflammation, oncology, women's health, cardiovascular portfolios and more. In his most recent roles with Celgene, Mr. Hall had led new product analytics and commercial strategy for the Inflammation & Immunology division and led new critical alliances across all therapeutic areas.

Andrew Hall commented “IMV’s focus on fully synthetic immunotherapies that bolster and direct the power of the immune system against diseases is highly differentiated. The company’s DPX platform has the ability to generate targeted and sustained killing capabilities in vivo, which is promising for not only cancer but also for infectious diseases, allergic responses and other disease areas with high unmet need. I’m honored for the opportunity to work with the IMV team to help advance its entire pipeline of cancer immunotherapies and vaccines and I look forward to bringing new options to market for patients with significant unmet medical needs."

Andrew Hall holds a Master of Science from RMIT University and a Bachelor of Medical Science with Honors from Melbourne University.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief that the DPX-based platform creates the opportunity for production of a COVID-19 vaccine, the Company’s belief in the potential efficacy of its DPX-based vaccine against COVID-19, the potential benefits of a DPX-based vaccine against COVID-19 as compared to other potential vaccines, the anticipated timing of the Company’s preclinical assays, studies and clinical trials and the release of any results therefrom related to its DPX-based vaccine against COVID-19 and the expected impact of COVID-19 on the Company’s other clinical studies and trials and its operations generally. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such clinical studies and trials and the production of any COVID-19 vaccine, the ultimate applicability of any third-party research and studies in related coronavirus and SARS studies and sequencing, the Company’s ability to enter into agreements with the proposed lead investigators to assist in the clinical development on its vaccine candidate related to COVID-19, the Company’s ability to collaborate with governmental authorities with respect to such clinical development, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc. Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046 E: ddavan@imv-inc.com